

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

cm

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65369

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 Third Avenue, Suite 5300
(No. and Street)

Seattle (City) WA (State) 98101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Aaron Louch 206-832-1520
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

999 Third Avenue, Suite 2800 (Address) Seattle (City) WA (State) 98104 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Aaron Louch**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **E.K. Riley Investments, LLC**, as of **December 31**, 20**09**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ANN FERRY
COMMISSION EXPIRES
NOTARY
PUBLIC
10-13
STATE OF WASHINGTON

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
E. K. Riley Investments, LLC

We have audited the accompanying statement of financial condition of E. K. Riley Investments, LLC (a wholly owned subsidiary of E. K. Riley & Company, Inc.) as of December 31, 2009, and the related statements of operations, member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of E. K. Riley Investments, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Seattle, Washington
February 23, 2010

E. K. RILEY INVESTMENTS, LLC

(A wholly owned subsidiary of E. K. Riley & Company, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS	
Cash	$ 120,514
Receivable from clearing organization	3,382,351
Other receivables	16,278
Securities owned, at fair value	16,637,383
Prepaid expenses	124,626
Deposits with clearing organization and others	134,442
Property and equipment, net	194,282
	$ 20,609,876
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Payable to clearing organization	$ 12,053,900
Securities sold, not yet purchased, at fair value	4,541,980
Accounts payable and accrued liabilities	842,618
	17,438,498
COMMITMENTS (Note 6)	
MEMBER'S EQUITY	3,171,378
	$ 20,609,876

See accompanying notes.

E. K. RILEY INVESTMENTS, LLC

(A wholly owned subsidiary of E. K. Riley & Company, Inc.)

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2009

REVENUES	
Commissions	$ 5,141,971
Net gains from trading securities	7,710,532
Advisory	336,274
Interest and dividend	553,505
Other	650,384
	14,392,666
EXPENSES	
Commission expense	6,897,323
Employee compensation and benefits	2,805,757
Brokerage, exchange and clearance fees	1,092,526
Communications and data processing	375,316
Occupancy	412,899
Other	887,992
	12,471,813
NET INCOME	$ 1,920,853

See accompanying notes.

E. K. RILEY INVESTMENTS, LLC

(A wholly owned subsidiary of E. K. Riley & Company, Inc.)

STATEMENT OF MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2009

BALANCE, December 31, 2008	$ 1,794,077
Contributions	144,448
Distributions	(688,000)
Net income	1,920,853
BALANCE, December 31, 2009	$ 3,171,378

See accompanying notes.

E. K. RILEY INVESTMENTS, LLC

(A wholly owned subsidiary of E. K. Riley & Company, Inc.)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 1,920,853
Adjustment to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization expense	82,043
Compensation expense related to stock options	130,448
Changes in assets and liabilities:	
Receivable from clearing organization, net	8,596,963
Other receivables	(7,427)
Securities owned, at fair value	(7,836,094)
Prepaid expenses	(59,465)
Deposits with clearing organization and others	326
Securities sold, not yet purchased, at fair value	(2,138,760)
Accounts payable and accrued liabilities	64,244
Net cash provided by operating activities	753,131
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of property and equipment	(90,205)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contribution from member	14,000
Distribution to member	(688,000)
Net cash used in financing activities	(674,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(11,074)
CASH	
Beginning of year	131,588
End of year	$ 120,514

See accompanying notes.

Note 1 - Organization and Summary of Significant Accounting Policies

Nature of Business - E. K. Riley Investments, LLC (the Company), a wholly owned subsidiary of E. K. Riley & Company, Inc. (the Parent), is a Washington company and a registered broker-dealer in securities under the Securities and Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a full service brokerage firm with offices in Washington, Oregon, Idaho, Montana, and California; however, its customers are throughout the United States. It is exempt from the reserve requirements under Rule 15c3-3(k)(2)(ii) of the Securities and Exchange Commission (SEC), clearing all transactions with or for customers on a fully disclosed basis with a clearing broker or dealer.

FASB Codification - On July 1, 2009, the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) became the single authoritative source for nongovernmental U.S. generally accepted accounting principles (GAAP). The ASC supersedes all previous authoritative GAAP applicable to the Company and is effective for the year ended December 31, 2009.

Accounts Receivable - Accounts receivable, including amounts due from the clearing organization and the Company's customers, are stated at the amount that management expects to collect. No allowance is recorded as no material losses are expected.

Property and Equipment - Property and equipment are carried at cost. Expenditures for maintenance and repairs are expensed as incurred. Depreciation is computed on a straight-line basis using estimated useful lives of three to five years, and leasehold improvements are amortized over the shorter of the useful life of the asset or the life of the lease. Upon disposal of property and equipment, the accounts are relieved of related costs and accumulated depreciation and any gain or loss is reflected in operations.

Valuation of Securities Owned and Securities Sold, Not Yet Purchased - The Company records securities owned and securities sold, not yet purchased in accordance with the Fair Value Measurements topic of the FASB ASC. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. GAAP establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The fair value of government bonds and municipal bonds are generally based on quoted prices in active markets. When quoted prices are not available, fair value is determined based on a valuation model that uses inputs that include benchmark curves and trade reports. These securities are generally categorized in Level 2 of the fair value hierarchy.

The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond, or single-name credit default swap spreads and recovery rates based on collateral values as key inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy.

Fair Value of Financial Instruments - The carrying amounts reflected in the financial statements for cash, receivables, and payables approximate their respective fair values due to the short maturities of these instruments. Changes in the fair value of these securities are reflected currently in the results of operations for the year.

Security Transactions and Revenue Recognition - As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities as agent and principal. The Company earns a commission on agency trades. Securities transactions and related revenue and receivables are recorded on a trade date basis. Interest and dividend income are recognized during the period earned. Changes in the value of these securities are reflected currently in the results of operations.

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

Income Taxes - The Company is organized as an LLC. No provision is made for federal income taxes as the Company's net income is reported on the tax returns of its member. The Company files its own state and local tax return, provisions for which are included in the operating expenses of the Company.

Effective January 1, 2009 the Company adopted FASB ASC 740-10, relating to accounting for uncertain tax positions. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition, interest, penalties and disclosures required. The Company does not have any uncertain tax positions. Generally, the Company is subject to examination by U.S. federal (or state and local) income tax authorities for three years from the filing of a tax return.

Stock Compensation - Employees of the Company are granted options to purchase stock of the Parent through participation in the Parent's 2007 Combined Incentive and Nonqualified Stock Option Plan (the Plan). Stock options are granted with an exercise price equal to the book value of the Parent's stock on the day of grant and are fully vested at the grant date.

The Parent has set up its shareholder agreement so that the transferability of shares is limited. Because this agreement contains a repurchase feature which makes it probable the Parent would prevent the holder of the option from bearing the risks and rewards normally associated with equity share ownership for a reasonable period of time from the date the share is issued, stock option awards under the Plan are classified as a liability of the Parent. The repurchase feature is not a right or a direct or indirect obligation of the Company, and no liability is recorded by the Company in connection with share based payments granted to employees of the Company within the scope of the Plan.

The Parent made the policy decision to measure liabilities incurred under share-based payment arrangements at intrinsic value. The Parent remeasures its liabilities under share-based payment arrangements at each reporting date until the date of settlement.

Compensation expense is recorded by the Company at an amount equal to the measurement of the liability by the Parent in connection with share based payments granted to employees of the Company within the scope of the Plan. Any amount not paid by the Company to the Parent in exchange for the award is recorded as a contribution to member's equity in the separate financial statements of the Company.

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

Subsequent Events - Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before financial statements are issued.

The Company has evaluated subsequent events through February 23, 2010, which is the date the financial statements were issued.

Use of Estimates - In preparing financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP), management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk - The Company maintains its cash balances in two financial institutions located in Seattle, Washington, which at times may exceed federally insured limits. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk.

The Company utilizes a clearing organization in order to process all trading transactions (see Note 2) and regularly has large balances due to or from this organization. For amounts due from the clearing organization, the Company does not request collateral, and therefore, if the counterparty fails to pay the Company could be adversely affected. The Company has not experienced significant losses from the clearing organization and believes it is not exposed to a significant risk of loss.

Note 2 - Agreement with Clearing Organization

The Company introduces all customer transactions in securities traded on securities markets to First Clearing, LLC (clearing organization) on a fully disclosed basis. The agreement between the Company and its clearing organization provides that the Company is obligated to assume any exposure related to nonperformance by customers or counterparties. The Company indemnifies the clearing organization against specified losses in connection with their acting as an agent of, or providing services to, the Company. The Company monitors clearance and settlement of all customer transactions on a daily basis. The exposure to credit risk associated with the nonperformance of customers and counterparties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counterparty's ability to satisfy their obligations to the Company. In the event of nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss.

In addition to the clearing services provided, the clearing organization also lends money to the Company to finance trading accounts. The Company also maintains a cash balance with the clearing broker in order to maintain proper margin on its securities inventory (appropriate equity balances on its inventory account). These balances are classified as a payable to and receivable from clearing organization, respectively.

Note 3 - Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, but not yet purchased, consist of trading securities at fair value at December 31, 2009 as follows:

	Owned	Sold, Not Yet Purchased
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$ 2,118,650	$ (4,384,635)
Residential mortgage-backed securities issued by the U.S. Treasury and agencies	8,398,975	(18,725)
Corporate debt securities	3,392,757	(138,620)
Debt securities issued by states of the United States and political subdivisions of the states	2,727,001	-
	$ 16,637,383	$ (4,541,980)

Note 3 - Securities Owned and Securities Sold, Not Yet Purchased (Continued)

In the normal course of business, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at the December 31, 2009 market value of the related securities and will incur a trading loss on the securities if the market price increases and a trading gain if the market price decreases subsequent to December 31, 2009.

Note 4 - Property and Equipment

Property and equipment consists of the following at December 31, 2009:

Computer software	$ 91,535
Computers and equipment	319,404
Furniture and fixtures	130,249
Refurbishment allowance	9,536
	550,724
Less accumulated depreciation and amortization	356,442
	$ 194,282

Note 5 - Fair Value Measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy. See Note 1 for a discussion of the Company's fair value measurement accounting policies.

Note 5 - Fair Value Measurements (Continued)

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2009:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Balance as of December 31, 2009
ASSETS				
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$ -	$ 2,118,650	$ -	$ 2,118,650
Residential mortgage-backed securities issued by the U.S. Treasury and agencies	-	8,398,975	-	8,398,975
Corporate debt securities	-	3,392,757	-	3,392,757
Debt securities issued by states of the United States and political subdivisions of the states	-	2,727,001	-	2,727,001
Securities owned	$ -	$16,637,383	$ -	$ 16,637,383
LIABILITIES				
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$ -	$ (4,384,635)	$ -	$ (4,384,635)
Residential mortgage-backed securities issued by the U.S. Treasury and agencies	-	(18,725)	-	(18,725)
Corporate debt securities	-	(138,620)	-	(138,620)
Securities sold, not yet purchased	$ -	$ (4,541,980)	$ -	$ (4,541,980)

Note 6 - Commitments

Operating Leases - The Company leases office space for its corporate headquarters in Seattle under the terms of a non-cancelable operating lease agreement that expires in June 2011. Future minimum payments under this agreement are as follows:

Fiscal Year Ending	Payments
2010	$ 371,904
2011	185,952
	$ 557,856

Rental expense, net of rental income of approximately $7,752, amounted to $412,899 for 2009.

Brokerage Fees - In accordance with the Clearing Agreement (the Agreement) the Company entered into with First Clearing, the Company pays brokerage fees based upon the number of trade tickets generated and the type of customer. The Company is required to pay a minimum of $10,000 per month for brokerage fees. The Agreement expires in August 2010; either party may terminate the Agreement upon 30 days' written notice.

Note 7 - Employee Benefit Plan

Effective January 1, 2003, the Company has a 401(k) Profit Sharing and Trust Plan. Under the plan, employees may elect to defer up to 75% of their salary, subject to limitations under the Internal Revenue Code. The Company may make a 100% vested matching contribution equal to 3% of each eligible employee's gross compensation. The Company did not contribute to this plan for the year ended December 31, 2009.

Note 8 - Net Capital Requirement

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange Commission (SEC). This rule prohibits the Company from engaging in any securities transaction at a time when its "aggregate indebtedness" exceeds 15 times its "net capital" as those terms are defined by the rule. The Company's required minimum dollar net capital was $250,000 for the year ended December 31, 2009.

Note 8 - Net Capital Requirement (Continued)

The following are the net capital results for the year ended December 31, 2009:

Net capital	$ 1,764,096
Excess net capital	$ 1,514,096
Percentage of aggregate indebtedness to net capital	48%

SUPPLEMENTAL INFORMATION

E. K. RILEY INVESTMENTS, LLC

(A wholly owned subsidiary of E. K. Riley & Company, Inc.)

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

NET CAPITAL		
Total member's equity qualified for net capital		$ 3,171,378
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Deductions and/or charges:		
Nonallowable assets:		
Unsecured receivables	$ 2,524	
Property and equipment	184,747	
Other assets	167,469	
		354,740
Haircuts on securities:		
Trading and investment securities		1,052,542
Net capital		$ 1,764,096
AGGREGATED INDEBTEDNESS		
Total liabilities		$ 17,438,498
Less: nonaggregate indebtedness liabilities		16,595,880
Aggregate indebtedness		$ 842,618
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirement, aggregate indebtedness method		$ 56,175
Minimum dollar net capital requirement pursuant to Rule 15c3-1		$ 250,000
EXCESS NET CAPITAL		$ 1,514,096
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		48%

Note: The computation of net capital pursuant to Rule 15c3-1 as of December 31, 2009 computed by the Company in its Form X-17A-5, Part IIA, does not differ significantly from the above computation, which is based on audited financial statements.

E. K. RILEY INVESTMENTS, LLC

(A wholly owned subsidiary of E. K. Riley & Company, Inc.)

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

E. K. RILEY INVESTMENTS, LLC

(A wholly owned subsidiary of E. K. Riley & Company, Inc.)

SCHEDULE III - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Member
E. K. Riley Investments, LLC

In planning and performing our audit of the financial statements and supplemental schedules of E. K. Riley Investments, LLC (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Seattle, Washington
February 23, 2010

E. K. RILEY INVESTMENTS, LLC

(A Wholly Owned Subsidiary of
E. K. Riley & Company, Inc.)

Report of Independent Registered

Public Accounting Firm

and Financial Statements

with Supplemental Information

December 31, 2009